Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
TransAlta Corporation 110 – 12th Avenue SW Calgary, Alberta T2P 2M1

Item 2.	Date of Material Change
June 26, 2013

Item 3.	News Release
Press releases disseminated via Marketwire on June 26, 2013

Item 4.	Summary of Material Change

TransAlta Corporation announced on June 26, 2013 that it is creating TransAlta Renewables Inc. (“TransAlta Renewables”), providing investors with the opportunity to invest directly in a highly contracted portfolio of renewable power generation facilities. TransAlta will be the sponsor and manager of TransAlta Renewables and will provide TransAlta Renewables with its initial asset base. A preliminary prospectus qualifying the initial public offering of TransAlta Renewables common shares to the public (the “Offering”) was also filed on June 26, 2013.

Item 5.	Full Description of Material Change

TransAlta Corporation announced on June 26, 2013 that it is creating TransAlta Renewables Inc. (“TransAlta Renewables”), providing investors with the opportunity to invest directly in a highly contracted portfolio of renewable power generation facilities. TransAlta will be the sponsor and manager of TransAlta Renewables and will provide TransAlta Renewables with its initial asset base. A preliminary prospectus qualifying the initial public offering of TransAlta Renewables common shares to the public (the “Offering”) was also filed on June 26, 2013.

TransAlta intends to transfer 1,112 net MW of highly contracted wind and hydro power generation assets to TransAlta Renewables upon completion of the Offering.  TransAlta will be the primary source of growth of TransAlta Renewables’ portfolio of renewable power generation assets, by providing TransAlta Renewables with the opportunity to purchase, or participate in the development of, renewable power generation facilities with stable, long-term, contracted cash flows.  TransAlta will continue to grow its renewables portfolio through greenfield development and acquisitions.  TransAlta will provide TransAlta Renewables the opportunity to participate in those projects that meet the objectives of TransAlta Renewables.

Upon completion of the Offering, TransAlta expects to hold an approximate 80-85% interest in TransAlta Renewables.  TransAlta also expects to receive cash proceeds of approximately $200-$250 million, depending on the size of the Offering, which will be used to reduce debt and support TransAlta’s balance sheet.  TransAlta will provide all management, administrative and operational services required for TransAlta Renewables to operate, administer its assets and acquire additional assets.

Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in August 2013.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Maryse St.-Laurent

Vice-President and Corporate Secretary

Telephone:  (403) 267-7110

Item 9.	Date of Report

July 3, 2013